Exhibit 99.1

Euro Tech Holdings Company Limited Reports Interim Results For The Six Months Ended June 30, 2008

Hong Kong – December 29, 2008 – Euro Tech Holdings Company Limited (Nasdaq: CLWT) today reported its unaudited financial results for the six months ended June 30, 2008.

The Company’s revenues for the six months ended June 30, 2008 were approximately $13,389,000, a 10% increase as compared to approximately $12,168,000 for the six months ended June 30, 2007. The increase was due to increase in engineering revenue contributed by our majority owned subsidiaries, PACT Engineering, despite further drop of sales from distribution of foreign suppliers’ products.

The net income for six months ended June 30, 2008 was approximately $4,000, as compared to $92,000 for the six months ended June 30, 2007. The principal reason for the decrease was a big increase in selling and administrative expenses of approximately $341,000 which was partially offset by contribution from Blue Sky, an affiliate of Euro Tech. The expenses increase was mainly because Pact Environmental Equipment Company Ltd. (“PACT Manufacturing”) was still on start up stage and the additional expenses incurred for the Guangzhou branch of Euro Tech Shanghai Environmental Engineering Limited opened in early 2008. In order to trim overheads, and streamline our businesses, the latter was closed in November 2008. The severe cold weather in the first quarter and earthquake in the second quarter also had adverse impact on our results for the six months ended June 30, 2008 as these national disasters caused delay and postponement of sales orders.

Mr. T.C. Leung, Chairman and CEO of the company commented:

“There is a significant increase of sales orders and engineering contracts in the second half of 2008, especially towards the end of the year. In fact, it is a record year for both PACT Engineering and Blue Sky, despite the global financial crisis beginning from September, as environmental protection business is one of the ten major areas of China’s 4 trillion Yuan (about 570 billion US dollars) stimulus package to offset adverse economic conditions by boosting domestic demand. As a result, we have built up a cushion for the turbulent 2009.

On the other hand, even with the stimulus package, China cannot be immune from the imminent global economy slowdown due to the current global financial crisis, and has since reduced the economy growth rate for 2009 a few times. Amid all negative reports of redundancies and bankruptcies in nearly every corner of the world including China, our top priority, in the immediate future is to stay alive by trimming overheads, streamlining businesses, maintaining a sound financial strength and not taking risky orders and contracts with poor payment terms from potential customers hit by the current credit crunch. Until and unless the global financial situation rebounds or stabilizes, we believe, by taking these measures, we can weather the imminent economy slowdown and may even turn adversities into opportunities.”

About PACT Engineering

Pact Asia Pacific Ltd. and Yixing Pact Environmental Technology Company Ltd. (collectively known as “PACT Engineering”), based in Shanghai, is a global provider of environmental solutions for industrial and municipal clients, focusing on water and wastewater treatment. Pact’s capabilities cover design, manufacturing, sourcing, installation and servicing of water/wastewater treatment, water desalination plants and equipment.

About Blue Sky

Zhejiang Tianlan Desulfurization and Dust–Removal Co. Ltd. in Zhejiang, China (“Blue Sky”), found in 2000, is a fast growing company which provides a comprehensive service for design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted from various boilers and industrial furnaces of power plants, steel works and chemical plants.

Certain statements in this news release regarding the Company’s expectations, estimates, present view of circumstances or events, and statements containing words such as estimates, anticipates, intends, or expects, or words of similar import, constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements indicate uncertainty and the Company can give no assurance with regard to actual outcomes. Specific risk factors may include, without limitation, having the Company’s offices and operations situated in Hong Kong and China, doing business in China, competing with Chinese manufactured products, competing with the Company’s own suppliers, dependence on vendors, and lack of long term written agreements with suppliers and customers, development of new products, entering new markets, possible downturns in business conditions, increased competition, loss of significant customers, availability of qualified personnel, negotiating definitive agreements, new marketing efforts and the timely development of resources. See the “Risk Factor” discussions in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F for its fiscal year ended December 31, 2007.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

	As of June 30, 2008 (Unaudited)	As of December 31, 2007 (Audited)
	US$’000	US$’000

Assets

Current assets:
Cash and cash equivalents	4,257	9,387
Restricted cash	366	332
Accounts receivable, net	6,728	4,968
Prepayments and other current assets	1,280	912
Inventories, net	2,334	2,012
Taxation recoverable	12	12

Total current assets	14,977	17,623

Property, plant and equipment, net	1,584	1,622

Investments in affiliates	7,864	5,046

Goodwill	1,060	1,060

Deferred tax assets	198	131

Total assets	25,683	25,482

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable	3,573	3,112
Other payables and accrued expenses	3,161	3,892
Taxation payable	511	520

Total current liabilities	7,245	7,524

Minority interest	1,753	1,545

Commitments and contingencies	-	-

Shareholders’ equity:
Ordinary share, par value US$0.01 each, 20,000,000 (As of December 31, 2007: 20,000,000) shares authorized; 12,202,031 (As of December 31, 2007: 12,024,901) shares issued and outstanding	122	120
Additional paid-in capital	9,279	9,229
Treasury stock, 340,651 (As of December 31, 2007: 340,651) shares at cost	(237)	(237)
PRC statutory reserve	165	165
Accumulated other comprehensive income	487	271
Retained earnings	6,869	6,865

Total shareholders’ equity	16,685	16,413

Total liabilities and shareholders’ equity	25,683	25,482

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

	2008 (Unaudited)		2007 (Unaudited)
	US$’000		US$’000

Revenue		13,389		12,168
Cost of revenue		(10,202)		(9,095)

Gross profit		3,187		3,073

Selling and administrative expenses		(3,330)		(2,989)

Operating income		(143)		84
Interest income		20		146
Other income, net		98		95

Income before income taxes, minority interest and equity in profit of affiliates		(25)		325

Income taxes		(7)		(47)

Minority interest in profits of subsidiaries		(127)		(186)

Equity in profit of affiliates		163		-

Net income		4		92

Net income per ordinary share
- Basic	$	US0.0003	$	US0.008

- Diluted	$	US0.0003	$	US0.008

Weighted average number of ordinary shares outstanding
- Basic		11,788,678		11,041,445

- Diluted		12,216,740		12,091,122

CONTACT:	Euro Tech Holdings Company Limited, Hong Kong T.C. Leung, Chairman and CEO, or Jerry Wong, CFO Tel: 011-852-2814-0311 Fax: 011-852-2873-4887 Website: http://www.euro-tech.com

PACT Engineering’s Website: http://www.pactchina.com PACT Manufacturing's Website: http://www.pact-mfg.com Blue Sky’s Website: http://www.tianlan.cn